UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.2)

DICE THERAPEUTICS, INC.

(Name of Subject Company (issuer))

DURNING ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

23345J104

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Julia Danforth

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 30, 2023 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Durning Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of DICE Therapeutics, Inc., a Delaware corporation (“DICE”), at a purchase price of $48.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2023, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the second paragraph under the subheading “Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase and replacing it with the following paragraph:

“Lilly and DICE filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the DOJ on July 10, 2023, which filing initiated a 15-day waiting period. On July 21, 2023, Lilly voluntarily withdrew its Premerger Notification and Report Form under the HSR Act pursuant to 16 C.F.R. 803.12, and refiled its Premerger Notification and Report Form on July 24, 2023. Following such refiling, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Eastern Time, on August 8, 2023. If within the 15-day waiting period, the FTC or the DOJ issue a Request for Additional Information and Documentary Materials (a “Second Request”), the waiting period with respect to the Offer would be extended to 11:59 p.m., Eastern Time, on the 10th day after certification of substantial compliance with such Second Request by Lilly (however, the parties could agree with the FTC or DOJ not to consummate the acquisition for some period of time after the waiting period expires). As a practical matter, if a Second Request were issued, it could take a significant period of time to achieve substantial compliance with such Second Request, which could delay the Offer.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“On July 25, 2023, in connection with the withdrawal and refiling of Lilly’s Premerger Notification and Report Form under the HSR Act, Lilly announced an extension of the Expiration Time until one minute past 11:59 p.m., Eastern Time, on August 8, 2023, unless the Offer is further extended or earlier terminated. The Offer was previously scheduled to expire at one minute past 11:59 p.m., Eastern Time, on July 28, 2023. In case the Offer is extended again, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. The procedures regarding the extension of the Expiration Time are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

The Depositary has advised Purchaser that, as of 4:30 p.m., Eastern Time, on July 24, 2023, approximately 9,581,902 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 20.05% of the outstanding Shares as of such date and time.

The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(B) to the Schedule TO and incorporated herein by reference.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

1

All references to “one minute past 11:59 p.m., Eastern Time, on July 28, 2023” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) shall be replaced with “one minute past 11:59 p.m., Eastern Time, on August 8, 2023”.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Lilly on July 25, 2023.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 25, 2023	DURNING ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer